Exhibit 99.2

KIMBER RESOURCES INC.

INFORMATION CIRCULAR

(containing information as at November 7, 2008, unless otherwise indicated)

_______________

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kimber Resources Inc. (hereinafter called the “Company”) in connection with the Annual General Meeting of shareholders to be held on Wednesday, December 10, 2008 and any adjournment thereof (the “Meeting”).  The solicitation will be by mail and the cost of this solicitation will be borne by the Company.

EXECUTION AND REVOCATION OF PROXIES

The execution of the proxy shall be by the shareholder or his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation.  In order to be effective, completed proxies must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524), and received no later than 1:30 p.m. (Vancouver time) on December 8, 2008 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder desiring to appoint a person (who need not be a shareholder) to represent him at the Meeting, other than the persons named in the enclosed proxy, may do so by inserting the name of such other person in the blank space provided in the proxy.

A proxy may be revoked by an instrument in writing executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of Proxy supplied to a Beneficial Shareholder by its brokers is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder; should a non-registered shareholder receiving such a form wish to vote at the Meeting, the non- registered shareholder should strike out the names of the management proxyholders named in the form and insert the non-registered shareholder’s name in the blank provided.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have those common shares voted.  All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company nor the proposed nominees for election as a director and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any of the matters to be acted upon.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If there is certainty of instructions in the enclosed proxy, the shares represented thereby will be voted on any poll save where there is a specification to withhold voting and, when the shareholder specifies a choice with respect to any matter, in accordance with the specification so made.  Where no choice is specified, the shares shall be voted on a poll in favour of each matter specifically described in the enclosed proxy.  The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On November 7, 2008 the Company had outstanding 62,086,620 common shares (“Shares”) without par value, each Share carrying the right to one vote.  Shareholders of record as at the close of business on November 7, 2008 (the “Record Date”) who either personally attend the Meeting or have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote at the Meeting or any adjournment or adjournments thereof.

The quorum provided in the Company’s Articles for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued Shares entitled to be voted at the meeting.  Although this quorum differs from the quorum of at least 33 1/3% recommended by the American Stock Exchange (“AMEX”) the quorum is common for British Columbia companies and the Company has an exemption from the AMEX requirements.

On a show of hands, every individual who is present as a registered shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the register of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

On November 4, 2008 Sprott Asset Management Inc. (“Sprott”) filed a Form 13F Report with the US Securities and Exchange Commission indicating that as of September 30, 2008 it exercised control over 8,185,998 Shares of the Company, being 13.2 % of the issued and outstanding Shares.

To the knowledge of the directors and executive officers of the Company, there are no other shareholders who beneficially own, directly or indirectly, or exercise control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company carrying the right to vote in all circumstances.

FORWARD-LOOKING STATEMENTS

This Information Circular contains forward-looking statements concerning the business, operations and financial performance and conditions of Kimber.

When used in this Information Circular, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on Kimber's current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors.  Kimber is under no obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The shareholders will be asked to re-elect the eight (8) directors listed in the table below to serve until the next annual general meeting of the shareholders or until their successors have been elected or appointed.  The term of office for all of the directors expires at the Meeting.

The following table and the notes thereto state the name of each proposed director being the name of the individuals nominated by management for election as directors, their province/state and country of residence, the period during which they have served, when their term of office will expire and their principal occupation.

PROPOSED DIRECTORS

Name and Residence of Directors, Present Offices Held and Date of Expiry of Current Term of Office	Principal Occupation	No. of Common Shares Beneficially Owned [7]
Leanne M. Baker [3,5,6] California, USA Dr. Baker has been a director since October 30, 2006.	Managing Director of Investor Resources LLC and a registered representative with Puplava Securities, Inc. since January 2006, a consultant to companies in the mining and financial services industries since January 2002.	75,000
R. Dennis Bergen 1, 4, 5, [6] British Columbia, Canada Mr. Bergen has been a director since December 7, 2005.	Consulting Engineer since August 2006 and General Manager, Cantung Mine, NWT from June 2005 to July 2006. Prior to that he was a self-employed Mining Consultant from January 2004 to June 2005.	0
Gordon Cummings [6] British Columbia, Canada Mr. Cummings has been a director since November 18, 2007	President and Chief Executive Officer of the Company since October 31, 2008 and Chief Financial Officer of the Company from July 2006. Prior to that Mr. Cummings was President and Chief Executive Officer of Horizons Funds Inc. from January 2002.	15,000
Frederick T. Graybeal 2, [5,6] Connecticut , USA Dr. Graybeal has been a director since February 5, 2008,	Dr. Graybeal was chief geologist at ASARCO Incorporated at the time of his retirement in May 2003. He also previously held the position of President, Chief Executive Officer and director of Maximus Ventures Ltd. from 2004 to 2006. Dr. Graybeal continued as a director of Maximus until September 2008. He currently consults on mineral exploration projects.	0
Peter B. Nixon 1, 3, 6, Ontario, Canada Mr. Nixon has been a director since March 1, 2008.	Retired since 2001. Mr. Nixon is currently a corporate director for a number of companies.	20,000
James J. Puplava [6] California, USA Mr. Puplava has been a director since May 28, 2004.	President, Puplava Financial Services Inc. (financial advisory firm wholly-owned by Mr. Puplava and his spouse) since 1985	5,787,656

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Stephen P. Quin 2, 4, [6] British Columbia, Canada Mr. Quin has been a director since December 12, 2006.	President and Chief Executive Officer of Sherwood Copper Corporation, a public mining company, since September 2005 and previously Executive Vice President of Miramar Mining Corp. from 1986 to 2005	0
Donald W. Young 1, 3, [4,6] British Columbia, Canada Mr. Young has been a director since February 5, 2008.	Mr. Young is a Chartered Accountant and was with the accounting firm of KPMG LLP from September 1976 until his retirement as a Partner in September 2005. Since February 2007 Mr. Young has been self employed providing financial planning advice.	0

1  Member of the Audit Committee

2  Member of the Compensation Committee

3  Member of the Corporate Governance Committee

4  Member of the Nominating Committee

5  Member of the Technical Committee

6  Member of the Environmental and Safety Committee

7   Information as to Shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors   individually.

The Company does not have an Executive Committee.

Unless otherwise instructed, or unless the shareholder's instructions are uncertain as they relate to the election of the directors, the persons named in the enclosed form of proxy intend to vote for all of the above nominees.  All of the current directors have consented to serve as directors if elected.

Appointment of Auditors

Shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to replace D&H Group LLP, Chartered Accountants, who have been the auditors of the Company since January 29, 2004.

On September 18, 2008 the Board of Directors, after requesting proposals from a number of chartered accounting firms, including D&H Group LLP (the Company’s auditors since January 29, 2004), resolved to propose Deloitte & Touche LLP, Chartered Accountants, as auditors for the year ending June 30, 2009.  A  “Change of Auditor Notice” was delivered to D&H Group LLP and Deloitte & Touche LLP by the Company pursuant to National Instrument 51-102 (“NI 51-102”)and the Business Corporations Act (British Columbia) in which the Company advised, among other things, that:

1.

it did not intend to recommend D&H Group LLP for reappointment as auditor of the Company at the Meeting;

2.

it intended to recommend that Deloitte & Touche LLP be appointed auditors of the Company for the financial year ending June 30, 2009;

3.

none of the reports on any of the Company’s financial statements prepared by D&H Group LLP  relating to the period that they have been the auditor of the Company contained any “reservation” as that term is defined in NI 51-102; and

4.

there has been no “reportable event” as that term is defined in NI 51-102 during the period that D&H Group LLP have been the auditor of the Company.

By letter dated October 8, 2008 Deloitte & Touche LLP confirmed that based upon their knowledge they were in agreement with the information contained in the notice. Similarly by letter dated October 8, 2008 D&H Group LLP confirmed that they were in agreement with the information contained in the notice based upon their knowledge.

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Attached as Schedule “A” is a copy of the Company’s  Change of Auditor Notice dated as of September 29, 2008, the letter dated October 8, 2008 from D & H Group, the letter dated October 8, 2008  from Deloitte & Touche LLP and a letter dated October 20, 2008 from the Company to the British Columbia, Alberta and Ontario Securities Commissions, The Securities and Exchange Commission and the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (“AMEX”) confirming that the aforementioned documents had been reviewed by the Company’s Audit Committee of the Board of Directors.

Shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company.

Under the Company’s Articles, the Board has the authority to fix the auditors’ remuneration and will do so.

Other Business

Management is not aware that any matters will be brought before the Meeting other than those set forth in the Notice of Meeting.  If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their best judgment.  Execution of the enclosed proxy shall not be construed as either approval or disapproval of any of the reports or financial statements referred to in Item 1 of the Notice of Meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

Pursuant to the provisions of NI 51-102F6, the following table sets forth information concerning the total compensation during the financial years ended June 30, 2008, 2007 and 2006 of the Company’s President and Chief Executive Officer, Chief Financial Officer, Vice President, Exploration, Vice President and Secretary and Vice President, Engineering (the “Named Executive Officers”). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial years ended June 30, 2008, 2007 and 2006 for services rendered to the Company or its subsidiaries.

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SUMMARY COMPENSATION TABLE

Named Executive Officer Name and Principal Position	Year[1]	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation [2] ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to resale restrictions ($)	LTIP Payouts ($)
Gordon Cummings Chief Financial Officer from July 18, 2006 until October 31, 2007 and President and Chief Executive Officer since November 1, 2007	2008 2007	191,665 156,658	53,250 nil	4,200 nil	500,000 275,000	nil nil	nil nil	nil
Lyn B. Davies Chief Financial Officer (appointed November 12, 2007)	2008	75,284	nil	1,400	125,000	nil	nil	nil
Robert V. Longe [3] Former President and Chief Executive Officer (until October 31, 2007)	2008 2007 2006	54,604 168,812 153,756	nil nil nil	18,062 nil nil	nil nil 50,000	nil nil nil	nil nil nil	339,657 nil nil
Michael E. Hoole [4] Former Vice President and Secretary (until February 28, 2008)	2008 2007 2006	279,208 209,812 153,756	nil nil nil	10,023 nil nil	50,000 50,000 100,000	nil nil nil	nil nil nil	203,147 nil nil
Petrus H. (Marius) Maré Vice President, Exploration (appointed November 18, 2007)	2008	106,989	nil	nil	275,000	nil	nil	nil
J. Byron Richards Former Vice President, Engineering (until January 31, 2008)	2008 2007 2006	nil nil nil	nil nil nil	nil nil nil	50,000 50,000	nil nil nil	nil nil nil	99,827 [5] 155,967 [5] 143,637 [5]

1    “Year” means a 12 month period ending June 30 of the year indicated.

2  The aggregate amount of all perquisites and other personal benefits, securities or property paid or distributed to each Named Executive Officer named in this table is less than $50,000 and 10% of the total annual salary and bonus for such Named Executive Officer.

3   Mr. Longe was paid $54,604 as salary through October 31, 2007, $18,062 for unused earned vacation and $339,657 pursuant to a Settlement Agreement dated April 26, 2007.

4  Mr. Hoole was paid $170,000 as salary through February 28, 2008 plus an additional $109,208 salary continuance pursuant to a Settlement Agreement dated April 26, 2007. In addition, upon termination of his employment Mr. Hoole was paid $10,023 for unused earned vacation and $203,147 pursuant to the Settlement Agreement dated April 26, 2007.  Subsequent to the termination of Mr. Hoole’s employment he was paid $51,812 for consulting services from March 1, 2008 to June 30, 2008.

5   Fees paid to JB Engineering Ltd., an engineering consulting company, of which Mr. Richards is a principal.  JB Engineering Ltd. invoices the Company for Mr. Richards’ time devoted to the Company as Vice President, Engineering.  JB Engineering Ltd. was paid $99,827 for the services of Mr. Richards as Vice President, Engineering until January 31, 2008, and $78,675 for the consulting services of Mr. Richards from February 1, 2008 to June 30, 2008.

Long Term Incentive Plans (LTIP)

“Long-term incentive plan” or “LTIP” means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has no long term incentive plans in place during the financial year ended June 30, 2008 and therefore no awards were made.

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Options and Stock Appreciation Rights (SARs)

During the financial year ended June 30, 2008, no stock options or freestanding stock option appreciation rights were granted by the Company or its subsidiaries to any Named Executive Officer, except as disclosed in the following table:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR.

Named Executive Officer Name	Securities, Under Options/SARs Granted (#) [1]	Per cent of Total Options/SARs Granted to Employees in Financial Year [2]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert V. Longe	nil	nil
Gordon Cummings	400,000 100,000	39.4% 9.9%	$0.86 $0.79	$0.86 $0.79	Sept. 28, 2012 Feb. 12, 2013
Lyn B. Davies	125,000	12.3%	$0.78	$0.78	Nov. 29, 2012
Michael E. Hoole	50,000	4.9%	$0.79	$0.79	Feb. 12, 2013
Petrus H. (Marius) Maré	275,000	27.1%	$0.78	$0.78	Nov. 29, 2012

1   The Company granted the options to purchase the underlying Shares of the Company.

2   The percentage disclosed is the percentage of the total options granted to employees and officers only and does not include options granted to directors and on-going consultants of the Company

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Named Executive Officer Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Option/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Robert V. Longe	200,000	$180,000	0 / 0	$0 / $0
Gordon Cummings	nil	nil	533,333 / 241,667	$227,333 / $154,667
Lyn B. Davies	nil	nil	41,667 / 83,333	$34,583 / $69,166
Michael E. Hoole	200,000	$180,000	316,667 / 33,333	$101,667 / $27,333
Petrus H. (Marius) Maré	nil	nil	91,667 / 183,333	$76,083 / $152,167
J. Byron Richards	150,000	$36,000	273,333 / 16,667	$88,000 / nil

Pension Plans

The Company and its subsidiaries do not have any pension arrangements in place for any of its executive officers.

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Termination of Employment, Change in Responsibilities and Employment Contracts

Kimber has an employment contract dated September 25, 2007 with Gordon Cummings, its President and Chief Executive Officer which provides, among other things, for:

1.

the payment to him of a salary of $200,000/year;

2.

a one time bonus of $37,500 for his performance as Chief Financial Officer prior to being appointed President and Chief Executive Officer;

3.

a performance bonus up to 35% of salary based on achievement of specific annual objectives;

4.

an initial stock option to purchase 400,000 Shares and annual options to purchase a minimum of 100,000 Shares within 30 days following each calendar year end;

5.

five weeks paid vacation;

6.

reimbursement of the cost of his medical plan up to a maximum of $400/month;

7.

12 months salary in the event that his employment is terminated by the Company without cause;

8.

the payment of legal fees up to $2,000 for review of the employment contract, up to $15,000 for legal advice in the event of a dispute with the Company over the termination provisions or the Change of Control provisions of the employment agreement and up to an additional $35,000 if the dispute goes to court.

In addition the Company has a Change of Control Agreement with Mr. Cummings dated April 26, 2007, and amended by the employment agreement dated September 25, 2007.  That agreement provides for payment to him of 24 months salary, plus the costs to the Company of the benefits provided by the Company to him, in the event of his resignation after a material adverse change in his position occurring within 12 months following a change in control of the Company or his dismissal by the Company without cause within 12 months following a change in control of the Company.

The Company has an employment contract with Petrus H. (Marius) Maré, Vice President, Exploration, dated November 18, 2007 which provides, among other things, for:

1.

the payment to him of a base salary of $175,000/year and a signing bonus of $10,000;

2.

the grant of a stock option to purchase 275,000 Shares

3.

4 weeks annual vacation;

4.

a performance bonus up to 30% of base salary based on achievement of specific annual objectives;

5.

18 months base salary if (i) there is a change of control of the Company, (ii) there is a material adverse change in his position within 12 months following the change of control and (iii) he resigns within 90 days following becoming aware of the material adverse change in his position; or 9 months base salary if his employment is unilaterally terminated by the Company without cause in the absence of a change of control of the Company having occurred; and

6.

payment of health and dental benefits up to a maximum of $300/month.

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Also, the Company has an employment contract with Lyn B. Davies, the Company’s Chief Financial Officer, dated November 21, 2007 which provides, among other things, for:

1.

the payment to him of a base salary of $125,000/year (subsequently increased to $135,000, effective October 1, 2008);

2.

the grant of a stock option to purchase 125,000 Shares

3.

3 weeks annual vacation;

4.

a performance bonus up to $22,500 based on achievement of specific annual objectives;

5.

12 months base salary if (i) there is a change of control of the Company, (ii) there is a material adverse change in his position within 12 months following the change of control and (iii) he resigns within 90 days following becoming aware of the material adverse change in his position; or 6 months base salary if his employment is unilaterally terminated by the Company without cause in the absence of a change of control of the Company having occurred; and

6.

payment of health and dental benefits up to a maximum of $200/month.

The Company does not currently have any benefit plans.

On October 31, 2007 Robert V. Longe retired as President and CEO of the Company. By Settlement Agreement dated April 26, 2007 the Company settled any claims which he may have had in respect to a Change of Control Agreement with him dated January 13, 2004.  Pursuant to that Settlement Agreement Mr. Longe was paid, in lieu of three (3) years salary and benefits the Company had agreed to pay him under his  Change of Control Agreement, two (2) years salary and benefits ($339,657) plus the value of his unused vacation on the date of retirement ($18,062).

On February 28, 2008 Michael E. Hoole resigned as Vice President and Secretary of the Company. By Settlement Agreement dated April 26, 2007 the Company settled any claims which he may have had arising out of his resignation dated January 23, 2007 pursuant to a Change of Control Agreement with him dated January 13, 2004.  Pursuant to that Settlement Agreement Mr. Hoole agreed to remain as Vice President and Secretary of the Company until February 28, 2008 and, in lieu of three (3) years salary and benefits which the Company had agreed to pay him pursuant to his Change of Control Agreement, he was paid two (2) years salary and benefits ($339,657) in the form of salary continuance for the period May 1, 2007 to February 28, 2008 and the balance of the said amount upon ceasing to be an officer and employee.  In addition the Company paid Mr. Hoole $1,000/day for each day that he worked for the Company.  Mr. Hoole was also paid the value of his unused vacation on April 30, 2007 ($10,023).  Mr. Hoole continues to provide consulting services to the Company.

Composition of the Compensation Committee

Prior to February 5, 2008 the Compensation Committee of the Board of Directors consisted of three (3) members, Stephen P. Quin, Keith M. Barron and James J. Puplava. On February 4, 2008, Dr. Barron resigned as a director of the Company and on February 5, 2008 Frederick T. Graybeal was appointed a director and a member of the Compensation Committee. Subsequently Mr. Puplava, a non-independent member of the Board, resigned from the Compensation Committee and he was replaced on April 14, 2008 by Peter B. Nixon.  None of the members of the Compensation Committee were ever an officer or employee of the Company or any of its subsidiaries and none of them had during the financial year ended June 30, 2008 any indebtedness to the Company or any of its subsidiaries nor did they have any material interest, direct or indirect, in any transaction or proposed transaction that would materially affect the Company or any of its subsidiaries

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2008 Report on Executive Compensation

The directors view the creation of shareholder value as the primary objective of the Company. In order to create shareholder value, the Compensation Committee believes that it is important that the interests of the executive officers and the employees of the Company be linked to the interests of the shareholders as a whole and that executive officers be provided competitive compensation packages that encourage a long term commitment to the Company’s objectives.

During the year ended June 30, 2008, compensation provided to the executive officers, including the Chief Executive Officer, of the Company was comprised of the payment of monthly salaries, the granting of stock options and the payment of certain bonuses.  Any bonus payments to executive officers are subject to upper limits defined in each executive’s employment contract, based on performance and subject to approval by the Compensation Committee and Board. The Compensation Committee reviews market data from time to time and, in particular, the compensation data for companies of similar size and stage of development in the mineral exploration and development industry and considers the recommendations of management before making recommendations to the Board for executive officers compensation.  The recommendations of the Committee are based upon what it believes are competitive and appropriate salary levels, taking into account the need to provide incentives and compensation for the time and effort expended. The Committee has established specific performance related targets on which to base variable compensation for the Chief Executive Officer and any bonus payments depend on the assessment of actual performance compared to designated objectives agreed with the CEO which have been designed to be consistent with the long term creation of shareholder value.

A new CEO, Gordon Cummings, was appointed effective October 31, 2007 and the compensation of the new CEO was agreed through to the end of 2008 and includes a performance bonus for prior activities as the former CFO, an annual salary, stock options and opportunities for performance bonuses as described above. The compensation amounts were arrived at based on an assessment of competitive rates as set out in an independent salary survey prepared for the company on comparable sized companies, with final details arrived at by negotiation between the proposed CEO and a director appointed by the board working in consultation with the compensation committee of the board.  The Compensation Committee met and recommended to the Board the approval of the final terms of the compensation agreed to with the proposed CEO.  The Board then approved final terms as recommended.

With respect to stock options, the Committee, based upon the representations of management, has recommended that options be granted to all levels of employees and to some on-going consultants as an incentive such that their interests are aligned with that of the shareholders as a whole. The level of stock options to be granted to each individual, including the executive officers, has been determined based upon an assessment of comparative market data, the person’s responsibilities and their potential for contributions to the Company.  In addition, when deciding the appropriate number of options for individual employees and consultants proportionately and in aggregate, the Committee has taken into account the total number of options available to be granted pursuant to the Kimber Resources Inc. 2007 Stock Option Plan when determining what it believes is a reasonable total number of stock options to be granted at any time.

The role of the Compensation Committee is to develop an executive compensation program that provides reasonable compensation to the executive officers for their efforts in the context of the market for their services and the financial strengths of the Company and to make recommendations to the Board of Directors. In addition to the factors set forth above, the Compensation Committee to date has recommended the salary levels and grants of options based upon its assessment of the Company’s financial situation and ability to pay. The Compensation Committee recognizes that the current high demand for experienced executives in the mining business requires it to maintain a flexible approach to compensation in order to retain and, where required, recruit executive officers.

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By:

Stephen P. Quin, Chairman (an independent director)

Frederick T. Graybeal (an independent director)

Peter B. Nixon (an independent director)

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Shares of the Company on July 16, 2002, the date on which the Shares of the Company commenced trading on the TSX Venture Exchange, against the cumulative total return of the S&P/TSX Composite Index. The Company’s Shares commenced trading on the TSX on June 18, 2004.  The Company has not paid any dividends.

	July 16, 2002	June 30, 2003	June 30, 2004	June 30, 2005	June 30, 2006	June 30, 2007	June 30, 2008	Oct. 31, 2008
Kimber Resources Inc.	$100	$110	$356	$293	$522	$300	$358	$180
S&P/TSX Composite Index	$100	$104	$128	$148	$177	$208	$216	$147

Compensation of Directors

Effective January 1, 2007 the non-executive directors of the Company in their capacity as directors were paid:

-

an annual retainer of $20,000;

-

a $1,000/meeting honorarium for attendance at Board and Committee meetings; and

-

a discretionary $1,000 fee for attendance at other meetings on behalf of the company.

In addition, the Chair of the Board was paid an additional annual retainer of $20,000, the Chair of the Audit Committee was paid an additional annual retainer of $6,000 and the Chairs of all other Committees of the Board were paid an additional annual retainer of $4,000.

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Effective January 1, 2008 the compensation for the non-executive directors of the Company in their capacity as directors was reduced to:

-

a quarterly retainer of $2,500;

-

an additional quarterly retainer of $1,000 to the Chair of the Board;

-

an additional quarterly retainer of $500 to each Committee Chair; and

-

an annual grant of 50,000 stock options to each non-executive director following the Annual General Meeting.

Following the appointment of Mr. Young as Chair of the Audit Committee the Board increased the additional compensation payable to the Audit Committee Chair to $10,000 per annum, payable monthly.

Directors who are officers of the Company do not receive compensation in respect to their role as directors.  The total amounts earned by each of the non-executive directors during the financial year ended June 30, 2008 for their services as directors were as follows:

Name	Total Amounts Earned
Leanne M. Baker	$27,000
Keith M. Barron (a director until February 4, 2008)	$16,833
Lawrence I. Bell (a director until February 5, 2008)	$30,667
R. Dennis Bergen	$31,000
Frederick T. Graybeal	$4,167
Peter B. Nixon	$34,333
James J. Puplava	$24,000
Stephen P. Quin	$33,000
Donald W. Young	$8,333

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table discloses prescribed information as of the end of the financial year ended June 30, 2008, for each category of compensation plan set out in the table:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights disclosed in column (a) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,132,000	$1.44	1,842,362 [1]
Equity compensation plans not approved by security holders	nil	nil	nil
Total	3,132,000	$1.44	1,842,362 [1]

1  See “2002 AND 2007 STOCK OPTION PLANS”

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2002 AND 2007 STOCK OPTION PLANS

The Company has two (2) stock option plans, the Kimber Resources Inc. 2002 Stock Option Plan (the “2002 Plan”) and the Kimber Resources Inc. 2007 Stock Option Plan (the “New Plan”), neither of which contain provisions for the Company to transform a stock option into a stock appreciation right.  The New Plan, approved by the shareholders on December 12, 2007 and effective from that date, supersedes the 2002 Plan and no further options have been or will be granted under the 2002 Plan.  The New Plan provides for the reservation of a rolling 10% of the issued and outstanding Shares of the Company from time to time for the issuance of options, provided that the number reserved for issue is reduced by the number of options outstanding pursuant to the 2002 Plan.  As of November 7, 2008 4,987,362 Shares (8.03% of the issued and outstanding Shares) were reserved for issue and listed on the TSX and AMEX.  The Company had a total of 62,086,620 Shares outstanding as of November 7, 2008 and accordingly, an additional 1,221,300 Shares will be available for issuance pursuant to options which may be granted under the New Plan following applications for listing of the additional unlisted Shares being made to and approved by the TSX and AMEX.  As of November 7, 2008 options to acquire a total of 2,817,000 Shares were outstanding, 500,000 (0.8% of the issued and outstanding Shares) under the New Plan and 2,317,000 (3.73% of the issued and outstanding Shares) under the 2002 Plan.

Under the 2002 Plan there was no maximum percentage limit on options to acquire Shares available to insiders of the Company, however, under the New Plan the number of Shares (i) issued to insiders, within any one year period and (ii) issuable to insiders at any time, under the New Plan and under all other security based compensation arrangements of the Company, if any, can not exceed 10% of the number of Shares that are outstanding from time to time.

The number of Shares reserved for issuance to any one individual under the 2002 Plan at the time of granting the option could not exceed 5% of the then outstanding Shares and an individual could not receive more than 5% of the outstanding Shares on a yearly basis.  There are no such restrictions in the New Plan.  The maximum number of Shares that any one person is currently entitled to receive pursuant to the exercise of options under the 2002 Plan is 675,000 Shares (1.1% of the currently outstanding Shares) and the maximum number of Shares that any one person is entitled to receive pursuant to the exercise of options under the New Plan is 100,000 Shares (0.2% of the currently outstanding Shares).

The exercise price of the options granted under both the 2002 Plan and the New Plan is generally the closing price of the Shares on the TSX on the last trading day immediately preceding the date of the grant.  If the Shares trade on another exchange instead of the TSX there are provisions for using the closing price on the last trading day immediately preceding the date of the grant on that exchange.  However, under both plans if the Board determines that such closing price is not a representative price, the exercise price will be the weighted average of the trading prices for the Shares on the five trading days before the date of the grant, subject to the approval of any stock exchange having jurisdiction.  If the policies of the exchange on which the Shares trade permit the Board to establish a exercise price for options at a discount to the closing price or prices referred to above, then the Board may, at its sole discretion, establish an exercise price that reflects a discount, up to the maximum discount so permitted.  No such discount is currently permitted by the TSX and no options have been granted by the Company at a price lower than the closing price of the Shares on the last trading day immediately preceding the date of the grant of an option.

While the Board may fix the term of any option granted under both plans, no option may be exercisable for a term exceeding five years from the date of grant of the option.  The 2002 Plan provides for vesting over 18 months, one third of the option vesting immediately on the date of grant, one third vesting nine months after the date of grant, and the remaining one third vesting 18 months after the date of grant, provided that the board may establish a vesting period longer than 18 months.  The New Plan provides generally for vesting over 18 months as with options granted under the 2002 Plan, however under the New Plan the Board may in its discretion establish a vesting schedule that is shorter or longer than 18 months. In addition, under the New Plan if the option holder is a director of the Company whose term of office expires and such director is not re-elected at the general meeting of shareholders when the directors term expires, all options which would vest within 15 months of the date on which the Director ceases to be a Director shall immediately vest. Under both plans vesting may be accelerated in the event of a Change of Control of the Company or a Take Over Bid as those terms are defined in the plans.

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Under both the 2002 Plan and the New Plan if an option holder ceases to be a person entitled to an option under the plan, any option held by such option holder may be exercised following the date on which such option holder left the employ or service of the Company or any of its subsidiaries or affiliates at any time prior to the expiry date of the option:

(a)

in the case of the death of an option holder, any option held by him at the date of death will become exercisable, whether or not the option holder was eligible to exercise the option in whole or in part at the date of the option holder's death, but only by the person or persons to whom the option holder's rights under the option shall pass by the option holder's will or laws of descent and distribution.  Any such option shall be exercisable only until the earlier of (i) the date which is 12 months after the date of death and (ii) expiration of the term of the option;

(b)

if an option holder ceases to be a person entitled to an option under the plan due to the option holder's disability (as determined by the Board), any option held by such option holder may be exercised until the earlier of (i) the date which is 12 months after the date of death and (ii) expiration of the term of the option, but only to the extent that the option holder was eligible to exercise the option at the date the option holder ceases to be a person entitled to an option under the plan;

(c)

if an option holder ceases to be a person entitled to an option under the plan (other than as a result of termination with cause), any option held by such option holder may be exercised for a period of 90 days following the date on which such option holder ceases to be a person entitled to an option under the plan, but only to the extent that the option holder was eligible to exercise the option at the date the option holder ceases to be a person entitled to an option under the plan; and

(d)

if an option holder is dismissed from employment or service for cause, the option and all rights that have accrued to the option holder to the date of termination may be exercised for a period of 10 days following the date of termination, but only to the extent that the option holder was eligible to exercise the option at the date of termination.

Notwithstanding the forgoing no option may be exercised beyond the expiry of its term.  Except in the case of death of the option holder as described above, a stock option is not assignable by the option holder

Subject to the rules of any stock exchange or other regulatory body having jurisdiction over the Company’s Shares, the directors may amend, modify or terminate the New Plan in their discretion, provided that they may not make amendments that are materially adverse to an option holder holding options granted under the New Plan without such option holder’s consent .

To the extent that an option granted under the 2002 Plan expires or is cancelled or terminated without having been exercised in whole or in part the number of Shares in respect of which expire, are cancelled or terminate shall be available for grant under the New Plan.

The 2002 Plan and the New Plan provide that the Board in its absolute discretion, may amend, modify or terminate the plan, provided however, that no such amendment or termination may alter or impair in any materially adverse fashion any then outstanding option previously granted to an option holder under the plan without the consent of such option holder.  Any amendment to any provisions of the New Plan will be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the Shares.  Further, both plans provide that the Company shall obtain disinterested shareholder approval for:

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(a)

any reduction in the exercise price payable by an option holder pursuant to his option if such option holder is an insider of the Company at the time of the proposed reduction; and

(b)

any other amendment of the terms of any option granted under the Plan if the option holder holding such option is an insider of the Company at the time of such amendment.

Since the New Plan does not have a fixed maximum number of Shares issuable under the plan the rules of the TSX provide that every three years following the adoption of the New Plan, all unallocated options under the New Plan must be approved by i) a majority of the listed issuer's directors, and ii) subject to certain exceptions set out in the TSX rules, the Company’s shareholders.  Insiders of the Company entitled to receive a benefit under the New Plan are not eligible to vote their securities in respect of the approval unless the aggregate of the Company’s Shares i) issued to insiders of the Company, within any one year period, and ii) issuable to insiders of the Company, at any time, under the New Plan, or when combined with all of the Company's other security based compensation arrangements, could not exceed 10% of the Company's total issued and outstanding Shares.  Approval of all unallocated options under the New Plan must be obtained on or before December 12, 2010 and each third (3rd) anniversary thereafter.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or any associate of any such individual is, or has been at any time during financial year ended June 30, 2008 indebted to the Company or its subsidiaries nor, at any time since the beginning of the financial year ended June 30, 2008, has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed nominee for election as a Director of the Company or any associate or affiliate of any such informed person or nominee has any material interest, direct or indirect, in any material transaction in which the Company has participated since the commencement of the Company’s financial year ended June 30, 2008 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have issued a set of guidelines for effective corporate governance and require that all listed Canadian companies disclose their approach to corporate governance.

The Company’s Board of Directors and senior management regard good corporate governance as fundamental to the effective and efficient operation of the Company. National Instrument 58-101 requires the Company to make disclosure of its corporate governance practices as they relate to the Corporate Governance Guidelines set out in National Instrument 58-201. The Company’s corporate governance practices are set forth in Schedule “B” to this Information Circular.

The Guidelines deal with, among other things, the makeup and independence of corporate boards. An independent director under the guidelines is a director who has no direct or indirect material relationship with the Company. A material relationship means any relationship which could in the view of the Company’s Board of Directors reasonably interfere with the exercise of the directors’ independent judgement. Based on the regulatory definitions, three (3) of the Company’s eight (8) directors are not independent directors. R. Dennis Bergen, Frederick T. Graybeal, Peter B. Nixon, Stephen P. Quin, and Donald W. Young are independent directors.  Gordon Cummings, the President and CEO of the Company, as an officer of the Company, is not an independent director.  Neither Mr. James J. Puplava nor Dr. Leanne M. Baker is regarded as independent by virtue of having earned compensation in respect to the private placement of securities which closed on March 1, 2006.  Prior to his retirement as a director on November 18, 2007, Mr. Robert V. Longe, as President and CEO of the Company, was not independent.  Prior to their resignations as directors both Lawrence I. Bell and Keith M. Barron were independent directors.

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AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Company's Audit Committee is attached as Schedule "C" to this Information Circular.

Composition of the Audit Committee

The members of the Audit Committee are Donald W. Young, R. Dennis Bergen and Peter B. Nixon, each of whom is an independent director and is financially literate as such term is defined in National Instrument 52-110 ("NI 52-110") of the Canadian Securities Administrators.

Relevant Education and Experience

Donald W. Young

Mr. Donald Young, Chair of the Audit Committee, is a Fellow of the British Columbia Institute of Chartered Accountants as well as a member of the Canadian Institute of Chartered Accountants and was with the accounting firm of KPMG LLP from September 1976 until his retirement, after twenty six years as an audit partner, in September 2005.  While at KPMG LLP, Mr. Young’s practice included financial statement audits of public and private companies and audits of the effectiveness of management’s controls and systems. As an auditor, he reported to audit committees; as well, he has served on audit committees both as a member and as chairman. Prior to joining KPMG LLP, Mr. Young worked for Placer Development Ltd. (now Barrick Gold Corporation) in the Treasury Department.

R. Dennis Bergen

Mr. Bergen graduated from the British Columbia Institute of Technology in 1972 with a diploma in mining technology and from the University of British Columbia in 1979 with a B.A.Sc. (Mineral Engineering).  He is a member of the Association of Professional Engineers of British Columbia (P. Eng.) and has over 30 years of experience in engineering, supervisory and management positions in the mining industry. He has held a number of senior management positions, including Vice President Operations for Wheaton River Minerals Ltd. from May 1997 until December 2003.  His experience includes project and corporate evaluation as related to potential and successful acquisitions as well as budgeting for projects and operating mines and reporting against budgets for projects and operating mines.

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Peter B. Nixon

Mr. Nixon graduated from McGill University with a Bachelor of Arts degree in 1968.  Within the past 5 years he attended the Rotman School of Continuing Education in Financial Literacy for Directors.  Mr. Nixon has spent more than three decades in the investment industry, specializing in the natural resource sector and working primarily in research and institutional sales. He helped found the investment firm of Goepel Shields & Partners and was subsequently President of the firm’s U.S. subsidiary. He later joined Dundee Securities as President.  Mr. Nixon is also a director and sits on the Audit Committees of several other publicly-traded natural resource companies.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemptions referred to in Sections 2.4, 3.2, 3.3, 3.4, 3.5, 3.6, 3.8 and part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all services provided by the independent auditors. SEE Audit Committee Charter attached as Schedule “C” The Audit Committee has considered the nature and amount of the fees billed by D&H Group and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining D&H Group independence as described below under the heading "Auditors".

AUDITORS

Auditors Independence

The Audit Committee meets with the auditors a number of times each year and in particular meets with the auditors to review the audited financial statements following each year end.  At that time the Audit Committee reviews the issue of independence with the auditors and obtains a letter from the auditors setting out various criteria for determining independence and assurances from them that they are not aware of any relationships between the Company and the auditors that may reasonably be thought to bear on the auditors’ independence.  The auditors have confirmed that they are independent.

The Audit Committee has considered the nature and amount of the fees billed by D&H Group and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining D&H Group independence.

Audit Fees

D&H Group were appointed as independent auditors to audit the Company’s financial statements for the fiscal year ended June 30, 2008. The aggregate fees billed by D&H Group for professional services rendered and expenses for the audit of the annual financial statements during the fiscal year ended June 30, 2008 were $55,000 and $45,690 during the fiscal year ended June 30, 2007.  The services provided by D&H Group included performance of the audit of the Company’s financial statements and the reconciliation of Canadian and US GAAP.

Audit Related Fees

During the fiscal year ended June 30, 2008, the aggregate fees billed for assurance and related services by D&H Group relating to the quarterly financial statements which are not reported under the caption “Audit Fees” above, were $22,620 and $9,850 during the fiscal year ended June 30, 2007.  The services provided by D&H Group included attendance at Audit Committee meetings and discussions with management.

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Tax Fees

During the fiscal year ended June 30, 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by D&H Group were $1,900 and $1,900 during the fiscal year ended June 30, 2007.  The services provided by D&H Group included the preparation of Canadian corporate income tax returns, Information Returns in Respect of Controlled Foreign Affiliates and forms in respect of Transactions with Non-Resident Persons.

All Other Fees

During the fiscal year ended June 30, 2008, the aggregate fees billed by D&H Group for other non-audit professional services, other than those services listed above, totaled $5,130 and $450 during the fiscal year ended June 30, 2007.  The services provided by D&H Group were for the auditor’s consent in respect of filing of a Form F-3 with the United States Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information including the Company’s financial information is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov/edgar.shtml and on the Company’s website, www.kimberresources.com.   Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended June 30, 2008.  Copies of the Company’s comparative financial statements and Management’s Discussion and Analysis can be obtained by contacting the undersigned.

For further information please contact the undersigned at:

 North American Toll Free Number 1-866-824-1100

Dated this 7th day of November, 2008 at Vancouver, British Columbia.

By Order of the Board

“Gordon Cummings”

Gordon Cummings

President and CEO

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SCHEDULE “A”

CHANGE OF AUDITOR NOTICE AND RESPONSE LETTERS

October 20, 2008

TO:

British Columbia Securities Commission

Securities and Exchange Commission

Alberta Securities Commission

Toronto Stock Exchange

Ontario Securities Commission

American Stock Exchange

Pursuant to National Instrument 51-102 entitled “Continuous Disclosure Obligations” (the “National Instrument”) the Board of Directors of Kimber Resources Inc. (the “Company”) has resolved not to recommend D&H Group LLP, Chartered Accountants, (the “Former Auditor”), for re-appointment as auditors of the Company and that Deloitte and Touche LLP, Chartered Accountants, (the “Successor Auditor”), be recommended to the shareholders of the Company for appointment as auditors at the Company’s general meeting to be held on December 10, 2008 (the “Meeting”).

Attached are the following documents:

1.

Change of Auditor Notice (the “Notice”) dated as of September 29, 2008 addressed to the Former Auditor and to the Successor Auditor;

2.

Response to the Notice from the Former Auditor dated October 8, 2008; and

3.

Response to the Notice from the Successor Auditor dated October 8, 2008.

There were no “reservations”, as that term is defined in the National Instrument, in the Former Auditor’s reports during the period that the Former Auditor has been the auditor of the Company.

There has been no “reportable event” as defined in the National Instrument, during the period that the Former Auditor has been the auditor of the Company.

The Notice and the response to the notice from the Former Auditor and the response to the Notice from the Successor Auditor have been reviewed by the Audit Committee of the Board of Directors of the Company and the Audit Committee has approved the Notice.

This letter together with the documents referred to in items 1, 2 and 3 above (the “Reporting package”) and any documents received by the Company in respect to the matters referred to in the Notice prior to the date of printing of the Company’s Information Circular for the Meeting will be included in the information provided to shareholders.

Kimber Resources Inc.

 “Gordon Cummings”

_______________________

Gordon Cummings

President and CEO

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CHANGE OF AUDITOR NOTICE

To:

D&H Group LLP, Chartered Accountants

And to:

Deloitte & Touche LLP

1.

Pursuant to Section 4.11 of NI 51-102 (the “Policy”) Kimber Resources Inc. (the “Company”) hereby gives notice that:

a)

On September 18, 2008 (the “Date of Termination and Appointment”) the Directors of the Company resolved that it does not intend to recommend D&H Group LLP for reappointment as auditor of the Company at the Annual General Meeting of the Company to be held on December 10, 2008;

b)

On September 18, 2008 (the “Date of Termination and Appointment”) the Directors of the Company resolved that it intends to recommend that Deloitte & Touche LLP be appointed auditors of the Company for the financial year ending June 30, 2009;

c)

The actions referred to in paragraphs (a) and (b) above were considered by the Audit Committee of the Board of Directors and the Board of Directors of the Company;

d)

None of the reports on any of the Company’s financial statements prepared by D&H Group LLP  relating to the period that they have been the auditor of the Company contained any “reservation” as that term is defined in the Policy;

e)

There has been no “reportable event” as that term is defined in the Policy during the period that D&H Group LLP have been the auditor of the Company.

2.

Pursuant to Subsection 4.11 (5) (a) (ii) and (iii) of the Policy the Company hereby requests D&H Group LLP to:

a)

review the Company’s change of auditor notice;

b)

prepare a letter, addressed to the regulator or securities regulatory authority, stating, for each statement in the change of auditor notice, whether the auditor

(i)

agrees,

(ii)

disagrees, and the reasons why, or

(iii)

has no basis to agree or disagree; and

c)

deliver the letter to the Company within 20 days after the Date of Termination and Appointment;

d)

within 20 days after the Date of Termination and Appointment

(i)

confirm that the letter referred to in paragraph (2)(b) hereof does not have to be updated; or

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(ii)

prepare and deliver to the Company an updated letter to replace the letter referred to in paragraph (2)(b) hereof.

3.

The Company proposes to send its Notice of General Meeting to the shareholders on November 12, 2008

4.

Pursuant to Subsection 4.11 (6) (a) (ii) of the Policy the Company hereby requests Deloitte & Touche LLP to:

a)

review the Company’s change of auditor notice;

b)

prepare a letter, addressed to the regulator or securities regulatory authority, stating, for each statement in the change of auditor notice, whether the auditor

(i)

agrees,

(ii)

disagrees, and the reasons why, or

(iii)

 has no basis to agree or disagree; and

deliver the letter to the Company within 20 days after the Date of Termination and Appointment; and

5.

Pursuant to section 211 of the Business Corporations Act (British Columbia), the Company hereby requests Deloitte & Touche LLP to request from D&H Group LLP, Chartered Accountants a written statement of the circumstances and reasons why, in D&H Group LLP’s opinion, they are to be replaced as auditor of the Company.

Dated as of the 29th day of September, 2008

“D. W. Young”

_____________________

Donald W. Young

Chair, Audit Committee

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October 8, 2008

Toronto Stock Exchange

P.O. Box 450

3rd Floor, 130 King Street West

Toronto, ON  M5X 1J2

British Columbia Securities Commission

701 West Georgia Street, 9th Floor

Vancouver, BC  V7Y 1L2

Alberta Securities Commission

300 5th Avenue SW, Suite 400

Calgary, AB  T2P 3C4

Ontario Securities Commission

20 Queen Street West, Suite 1903

Toronto, ON  M5H 3S8

Dear Sirs:

Re:

Kimber Resources Inc. (the “Company”)

- Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditors (the “Notice”) issued on September 29, 2008 by the Company and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

“D&H Group LLP”

D&H GROUP LLP

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Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 640-4466 Fax: (604) 899-8100 www.deloitte.ca

October 8, 2008

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Toronto Stock Exchange

Dear Sirs:

Re:

Kimber Resources Inc. (the Company) – Change of Auditor

We confirm that we have reviewed the Change of Auditor Notice dated September 29, 2008 prepared by the Company and forwarded to us in accordance with National Instrument 51-102.  Based upon the information known to us at this time, we agree with the information contained therein, except that we have no basis to agree or disagree with the statement that there have been no reportable events during the period that D&H Group LLP has been the auditor of the Company.

We understand that the Change of Auditor Notice, along with this letter and a similar letter from D+H Group LLP will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next general meeting of shareholders.

Yours truly,

CHARTERED ACCOUNTANTS

Cc:

Kimber Resources Inc.

D+H Group LLP

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SCHEDULE “B”

Form 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

	REQUIREMENT	COMMENTS
1.

Disclose whether or not the majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

SEE “STATEMENT OF CORPORATE GOVERNANCE PRACTICES” above.
2.	Disclose if any of the directors are directors of any other reporting issuer (or an issuer with equivalent status) and name the other issuer.

Leanne M. Baker is a director of:

   1. Agnico-Eagle Mines Ltd.

   2. Reunion Gold Corp.

   3. U.S. Gold Corporation

Peter B. Nixon is a director of:

   1. Dundee Precious Metals Inc.

   2. Reunion Gold Corporation

   3. Stornaway Diamond Corporation

Stephen P. Quin is a director of:

   1. Sherwood Copper Corp.

   2. Mercator Minerals Ltd.

   3. Bear Lake Gold Ltd.

   4. Troon Ventures Ltd.

   5. Maximus Ventures Ltd.

Donald W. Young is a director of:

   1. OSI Geospatial Inc.

3.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

At the end of most of the board meetings the non-management directors meet followed by a meeting without both management and non-independent directors in attendance. To management’s knowledge since the beginning of the Company’s financial year ended June 30, 2008 the directors have held 10 meetings at which members of management have not been present and 10 meetings at which only independent directors have been present.

4.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Peter B. Nixon, an independent director, is Chair of the board.  The  role and responsibilities of the Chair are set forth in Section 12 of the Company’s Board Manual, “Duties of the Chair of the Board”, a copy of which is attached as Exhibit 1 to this Information Circular.

5.	Disclose the attendance record of each director for all board meetings held since the beginning of the Company's most recently completed financial year

The Company has held 14 board meetings since the beginning of the Company’s most recently completed financial year.  The attendance record of each director for all board meetings held since July 1, 2007 to November 7, 2008 is as follows :

Leanne M. Baker - 13 meetings attended out of 14 held;

Keith M. Barron -4 meetings attended out of 8 held;

Lawrence I. Bell - 5 meetings attended out of 9 held;

R. Dennis Bergen - 13 meetings attended out of 14 held;

Gordon Cummings – 7 meetings attended out of 7 held;

Frederick T. Graybeal - 5 meetings attended out of 5 held;

Robert V. Longe - 7 meetings attended out of 7 held;

Peter B. Nixon - 14 meetings attended out of 14 held;

James J. Puplava - 11 meetings attended out of 14 held;

Stephen P. Quin - 13 meetings attended out of 14 held;

Donald W. Young - 4 meetings attended out of 5 held.

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6.	Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The board has adopted a written statement of its Roles and Responsibilities, a copy of which is attached as Exhibit 2 to this Information Circular.
7.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has developed written position descriptions for the Chair of the board and has adopted Charters for each board committee in which the duties of the Chair of each committee are set forth.
8.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board and Gordon Cummings, the President and CEO, have defined the role and responsibilities of the CEO in a written employment agreement.
9.

Describe briefly the measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

A new director will spend time with the CEO and other members of management of the Company who will acquaint the new director with the role of the board, its committees and the directors. The Company has developed a Board Manual which will be given to each new director and sets out all information necessary to provide the directors with appropriate background and governance information.

In respect to the operations of the Company, the directors have an opportunity to meet with members of senior management at all times to discuss the nature and operations of the Company’s business, but directors recognize that individual directors have no direct authority over management except when it has been conferred by the board.

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10	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.

The Company alerts the directors to continuing education programs that might be appropriate for the directors and the Company is prepared to pay, and has paid, the cost of courses taken by the directors to further their knowledge and expertise as corporate directors.

11

Disclose whether or not the board has adopted a written code for the directors, officers and employees and:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has adopted a Code of Conduct subtitled “A Commitment to Ethical Business Conduct”, a copy of which Code of Conduct is attached as Exhibit 3.

A copy of the Code of Conduct is available on the Company’s website at www.kimberresources.com.

The board relies upon the integrity of the Company’s directors, officers and employees to comply with the Code of Conduct and the directors will take action where any breach of the code is brought to their attention. Each director, officer and employee is required to provide an annual certificate to the effect that they have read, acknowledged and agreed to comply with the Code of Conduct.  A whistleblower policy is contained in the Code of Conduct and the Company has appointed an independent Business Ethics Officer to receive complaints and to alert the Audit Committee to issues requiring review or possible action.

No conduct of a director or executive officer that constitutes a departure from the Code of Conduct has been brought to the attention of the board and consequently there have been no material change reports filed since the beginning of the Company's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

12

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest

Where a director or executive officer has a material interest in a transaction or agreement being considered, that individual is expected to declare that interest and abstain from voting in respect to the matter.

13	Describe any other steps the board takes to encourage or promote a culture of ethical business conduct.

The board as a whole, and the members of the board individually, all expect that each and every person acting on behalf of the Company will act in accordance with the law and in an ethical matter. Management of the Company has attempted to build an image of conservative integrity in all of its dealings.

14	Describe the process by which the board identifies new candidates for board nomination.

Individual members of the board and management from time to time identify potential candidates for nomination to the board. Management or members of the board who know the particular individual will make contact with the person to discuss the possibility of joining the board.  Before any decision is made on a proposed individual for nomination to the board, the person is reviewed by the Nominating Committee and recommendations are made to the board as a whole.

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15

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board has established a Nominating Committee composed entirely of independent directors.
16	Describe the responsibilities, powers and operation of the Nominating Committee

The Nominating Committee meets at least once a year to consider nominations for election to the board. From time to time during the year, if necessary, the Nominating Committee will meet for the consideration of the names of potential candidates. Generally, a member of the Nominating Committee is charged with the responsibility of interviewing and discussing membership on the board of directors, however the Chair of the board will also interview a suggested candidate.

17	Describe the process by which the board determines the compensation for the Company’s directors and officers

The Company has a Compensation Committee which is responsible for considering and recommending to the board the compensation of the Company’s directors and officers.  Management is responsible for providing to the Compensation Committee data on comparable compensation levels for other companies in the junior exploration and development business and to make recommendations for compensation for directors and officers. The Compensation Committee gives consideration to those recommendations and makes its own recommendations to the board.

18

Disclose whether or not the board has a Compensation Committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The board currently has a Compensation Committee composed of three independent directors.  Until March 25, 2008, James J. Puplava was a member of the Compensation Committee and, although not independent by virtue of his Company having earned compensation upon completion of a private placement financing in 2006, he is independent of management.

19	If the board has a compensation committee, describe the responsibilities, powers and operations of the Compensation Committee	The Charter of the Compensation Committee is attached as Exhibit 3.
20

If a compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Company, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant or advisor, at any time since the beginning of the Company’s most recently completed financial year, to assist in determining compensation for any of the Company’s directors and officers

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21	If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function

The Company has established a Corporate Governance Committee for the purposes of considering and making recommendations to the Board of Directors concerning appropriate governance policies to guide the Company, its officers and directors.

The Company has also established a Technical Committee for the purpose of overseeing technical aspects of the operational performance of the Company and providing assistance to the board on such technical aspects.

The Company has an Environmental and Safety Committee for the purposes of overseeing the environmental and safety performance of the Company.

22

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Each of the directors carried out an assessment of the board, in April 2008.  A questionnaire was circulated to each member of the board and the results were collected reviewed and the results reported to the board for consideration by the Chair of the Corporate Governance Committee.  It is intended that the board will carry out an annual assessment of its performance.

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EXHIBIT 1

DUTIES OF THE CHAIR OF THE BOARD

I.

INTRODUCTION

A.

The Chair works with the CEO, and manages the Board, including its committees.  In performing these roles, the Chair, as the presiding Board member, must ensure that these relationships are effective and efficient and further the best interests of the Company.

B.

The Chair is appointed by the Board.

II.

WORKING WITH MANAGEMENT

A.

The Chair acts as the principal sounding board and counselor for the CEO, including helping to define problems, influence strategy, maintain accountability, build relationships and ensure the CEO is aware of concerns of the Board, shareholders and other stakeholders.

III.

MANAGING THE BOARD

A.

The Chair ensures that the Board has full governance of the Company’s business and affairs and that the Board is alert to its obligations to the Company, shareholders, management, other stakeholders and under the law.

B.

The Chair provides strong leadership of the Board, assist the Board in reviewing and monitoring the aims, strategy, policy and directions of the Company and the achievement of its objectives.

C.

The Chair communicates with the Board to keep it up to date on all major developments, including avoiding surprises through timely discussion of potential developments and insuring the Board has a sufficient knowledge base to permit it to comfortably and properly make major decisions when such decisions are appropriate.

D.

Chair all Board meetings in person.

E.

Attend committee meetings when he/she determines it appropriate to do so.

F.

Work closely with the CEO to co-ordinate the agenda and related events for Board meetings.

G.

In conjunction with the Nominating Committee:

(i)

Recommend the committees of the Board and their composition, review the need for, and the performance and suitability of, those committees and recommend to the Board such adjustments as are deemed necessary from time to time.

(ii)

Recommend the frequency of the Board meetings and review such frequency from time to time as considered appropriate or as requested by the Board.

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H.

Review and assess annually, director attendance, performance and compensation as well as the size and composition of the Board, all in conjunction with any relevant committees of the Board.

IV.

RELATIONS WITH SHAREHOLDERS, OTHER STAKEHOLDERS AND THE PUBLIC

A.

Chair all meetings of shareholders.

B.

Monitor compliance with the Company’s Code of Conduct and take action when he/she becomes aware of any material deviation from any of the Company’s stated policies or any illegal or unethical behavior by an employee or representative of the Company and report to the Board at least annually on the outcome of all such incidents.

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EXHIBIT 2

ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

I.

DUTIES AND RESPONSIBILITIES

The Board of Directors is responsible under law for the management of the Company’s business and its affairs.  It has the statutory authority and obligation to protect and enhance the assets of the Company in the interest of all shareholders.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interest of the Company must be paramount at all times.

The involvement and commitment of directors is evidenced by regular Board and committee meeting attendance, preparation and active participation in setting goals, and requiring performance in the interest of all shareholders.

While the Board is called upon to “manage” the business, this is done by proxy through the Chief Executive Officer, who is charged with the day-to-day leadership and management of the Company.  The CEO’s prime responsibility is to lead the Company.  The CEO formulates Company policies and proposed actions and presents them to the Board for approval.  The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance.  Reciprocally, the CEO keeps the Board fully informed of the Company’s progress towards the achievement of its established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.  Once the Board has approved the goals, strategies and policies it must act in a unified and cohesive manner in supporting and guiding the CEO.

The Board believes that the CEO speaks for Kimber Resources Inc. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with The Company.  However, it is expected that Board members would do this only with the knowledge of the CEO and, in most instances, at the request of the CEO.

The President will be the Chief Executive Officer of the Company.  The duties of the President and Chief Executive Officer are set out in Section 11.

The Company Board supports the concept of the separation of the role of Chair from that of President and CEO.  The Board is able to function independently of management when necessary and the Chair’s role is to effectively manage and provide leadership to the Board.

Section 9 outlines the general legal obligations of the Board and Section 10 provides a statement by the Board regarding the definition of their responsibilities.  The Chair’s duties and responsibilities are set out in Section 12.

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II.

PERFORMANCE EVALUATION

A.

CEO Evaluation

One of the most important aspects of effective governance is the relationship between the CEO and the Board.  It is critical that the Board be fully informed and that the CEO has a forum for drawing on the wisdom and experience that exists within the Board.

A CEO review process at least once a year ensures that this communication takes place.  It allows for a full and healthy dialogue between the Board and the CEO regarding corporate and individual performance.  The performance review process for the President and CEO is set out in Section 13.

B.

Board Evaluation

The Board is committed to establishing a process for evaluating its own performance on an annual basis.  The review process is also an opportunity to provide input to the Chair on his/her performance.

The proposed Board evaluation process is outlined in Section 14.  This assessment is designed to evaluate the Board’s contribution as a whole and to review areas in which the Board believes a better contribution can be made.  Its purpose is to increase the effectiveness of the Board, not to target individual Board members.

III.

BOARD COMPOSITION

A.

Board Membership

 The Nominating Committee is responsible for reviewing with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and the future strategies of the Company.

This assessment should include issues of diversity, age and skills – all in the context of an assessment of the perceived needs of the Board at that point in time.

The Board itself is responsible for selecting nominees for election or appointment to the Board on the recommendation of the Nominating Committee.

B.

Board Size

The Board presently believes that eight directors is an appropriate size.  The Company’s Articles provide that the Board may appoint an additional director between Annual Meetings to hold office until the next AGM at which the additional director may stand for election. All of the directors are elected for a single year term, subject to being able to be re-nominated and re-elected for additional one year terms.

C.

Independent Directors

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"Independent director" means a person other than an executive officer or company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a) a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(b) a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service,

(ii) compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,

(iii) compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or

(iv) benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c) a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(d) a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e) a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity; or

(f) a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years;

(g) a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

IV.

MEETINGS

The Board will meet on a scheduled basis four times per year and more frequently if required.  The independent directors will hold at least one meeting each year at which non-independent directors and members of management are not in attendance. The directors will be given an opportunity to meet without the members of management at the end of each Board meeting.  The Chair, with the assistance of the CEO of the Company, will be responsible for establishing the agenda for Board meetings.

The Chair in consultation with the CEO shall solicit from the members of the Board recommendations as to matters to be brought before the Board and shall ensure that such matters receive a fair hearing.  The Chair shall have the same voting powers as all directors and will determine, consistent with the Company’s by-laws, which matters require a vote.

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A meeting agenda and background material on agenda items will be provided prior to each meeting so that Board members have an opportunity for advance review of the relevant materials.  Directors should expect to spend at least several hours preparing for Board meetings and are expected to attend the scheduled meetings in person.

As a matter of principle directors should always be aware whether they are discussing issues or proposals for “discussion” or for “decision”.

A.

Non-Directors at Board Meetings

The Board is comfortable with the attendance of non-Board members who are invited by the Board and CEO to make presentations.

Should the Chief Executive Officer want to add additional people as attendees on a regular basis, it is expected that this suggestion would be made to the Board for its concurrence.

B.

Board Access to Senior Management

The Board encourages management, from time to time, to bring employees into Board meetings who can provide additional insight into the items being discussed and/or have potential and should be given exposure to the Board.

If a Board member is in the unusual situation of having to contact an employee directly, it is assumed that the Board member will use his/her judgment to ensure that this contact is not distracting to the business operation of the Company.  The Chief Executive Officer and the Chair should be advised of such contact and, if in writing, should be copied to them.

V.

BOARD INFORMATION

The President and CEO will write a monthly report to the directors outlining major accomplishments and issues.

For important discussions that demand a thorough debate of various courses of action, management will send out a summary describing the issues.

The summary should conclude with management’s recommendations, including an acknowledgment and summary of the risks.  The directors should receive this information and analysis in time to make telephone calls for clarification or to obtain more facts.

It is important that the Board receives information which describes where the Company is going, how it intends to get there and what are the chances that it is going to reach its goals.

As a general rule, presentations on specific subjects should be sent to the Board members in advance so that the Board meeting time may be conserved and discussion time focused on relevant questions.  On those occasions in which the subject matter is too sensitive to put on paper, the presentations will be discussed at the meeting.

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VI.

STRATEGIC PLAN

The CEO, with the support of the Board, is responsible for leading the Company into the future and therefore must ensure that there are long term goals and strategies in place.

The initiative for developing and modifying the corporate strategy must come from management.

The Board is also responsible for monitoring management’s success in implementing the strategy and ensuring it is modified appropriately.

The Board may assist in the development of the strategy, act as a resource, contribute ideas and ultimately approve the strategy.  However, management will initiate and lead this process.

VII.

BOARD COMMITTEES

A.

Committees

The Company Board has established the following committees:

•

Audit Committee

•

Compensation Committee

•

Environmental and Safety Committee

•

Nominating Committee

•

Corporate Governance Committee

•

Technical Committee

The Charter for each of the committees is outlined in Sections 15 through 20.

There will, from time to time, be occasions in which the Board may want to form a new committee or disband a current committee depending upon the circumstances.

B.

Committee Membership

The Chair, in consultation with the Chief Executive Officer and with consideration of the desires of individual Board members, is responsible for recommending Board members to various committees.

Consideration will be given to rotating committee members periodically but the Board does not feel that such a rotation should be mandated as a policy since there may be reasons at a given point in time to maintain an individual director’s committee membership for a longer period.

The Chair of a committee presides at all meetings of the committee and is responsible to see that the work of the committee is well organized and proceeds in a timely fashion.

C.

Committee Meetings and Agendas

The committee Chair, in consultation with committee members, will determine the frequency and length of the meetings of the committee.  The Chair of the committee, in consultation with the CEO or the appropriate senior manager, will develop the committee’s agenda.

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D.

Committee Responsibilities

Committees analyze in depth, policies and strategies consistent with their terms of reference, which are developed by management.  They examine proposals and where appropriate make recommendations to the full Board.  Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

A committee may, from time to time, request the assistance of external advisors whom the committee requires to research, investigate and report on matters within a committee’s terms of reference.  Generally this request should be approved by the Board and co-ordinated through the CEO, however there may be circumstances where the committee in its judgment believes it is necessary to retain advisors directly.  In such event the committee will inform the Corporate Governance Committee prior to engaging the advisor.  If, as a result of the retention of such advisor, material information is discovered immediate notice of such information will be provided to the Disclosure Committee.

E.

Reporting

Each committee has the duty to report to the full Board all matters which it considers to be important for full Board consideration.  All minutes of the committees of the Board should be attached to the Board minutes and forwarded to each member of the Board in a timely manner.

VIII.

DIRECTOR COMPENSATION

Remuneration of directors is established by the Board on the recommendation of the Compensation Committee and shall be generally in line with that paid by public companies of a similar size and type.  The directors’ compensation is outlined in Section 22.

The Board encourages Board members to own shares in the belief that share ownership facilitates the directors’ identification with the interests of the shareholders however directors are not required to own shares of the Company.

Details of directors’ and officers’ liability insurance are outlined in Section 33.

X.

CORPORATE STANDARDS

The Board has the responsibility for ensuring the standards of conduct are established and followed by the Company.

The Company has established a Code of Conduct (see Section 26) and Environmental and   Occupational Health and Safety Policies (see Section 23 and 24).

XI

DIRECTOR ORIENTATION

Upon being elected or appointed to the Board of Directors a new director will be provided with a copy of the Board Manual and will be given an opportunity to meet with the CEO and management of the Company on an individual basis for the purpose of acquainting them with the business and affairs of the Company. As time and circumstances permit all of the directors will be given an opportunity to visit the Company’s operations.

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The Company will alert the directors to educational opportunities that it becomes aware of and will bear the reasonable costs of attendance at such courses, seminars, etc. as are approved by the Chair of the Board, and in the absence of the Chair, by the CEO.

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EXHIBIT 3

CODE OF CONDUCT

A Commitment to Ethical Business Conduct

  1

Introduction

  2

Purpose of Code

  3

Application of Code

  4

Health & Safety

  5

Respect for Kimber Personnel

  6

Respect for Local Peoples

  7

Compliance with the Law

  8

Facilitation Payments

  9

Entertainment and Gifts

10

Selection of Suppliers and Contractors

11

Financial Records

12

Conflicts of Interest

13

Outside Activities

14

Improper Influence – External Auditor

15

Trading in Securities of Kimber

16

Confidential Information

17

Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities

18

Hiring of Relatives

19

Reporting Illegal or Unethical Behaviour (Whistleblowing)

20

Compliance with Corporate Policies

21

Management Can Not Override Controls

22

Waivers

23

Annual Certification

Appendix A

1

Introduction

Kimber Resources Inc. (“Kimber”) expects all directors, officers and employees of Kimber and its subsidiaries (collectively the “Company” and all such directors, officers and employees collectively “Kimber personnel”) to adhere to a high standard of personal and professional integrity and to avoid any conduct that might reflect unfavourably upon Kimber personnel or upon the Company.

The Company’s reputation will be a direct result of the integrity and competence of the people who conduct its business.  Every Company director, officer and employee is a representative of the Company in his or her relationship with others including suppliers, contractors, customers, other employees, governments, investors, competitors, and the general public.  The Company’s business goals are important and demanding, but they must be achieved honestly and ethically.

With these qualifications in mind, the Board of Directors of Kimber has adopted this Code of Conduct which sets forth the standards of behaviour which the Company requires of Kimber personnel.

Directors, officers and employees are encouraged to discuss the application of this Code to specific circumstances, and are required to report any contravention of the Code to the Business Ethics Officer of Kimber.

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2

Purpose of the Code

This Code is to inform Kimber personnel of the ethical and business standards that the Company requires Kimber personnel to adhere to.  It also covers procedures to be followed when there is uncertainty as to the right way to behave.  While this Code covers the majority of circumstances individuals are likely to encounter, it cannot and does not attempt to provide a set of instructions for every situation.  There is no substitute for Kimber personnel having a well-developed sense of right and wrong.

3

Application of the Code

The provisions of this Code are mandatory and apply to Kimber, its subsidiaries, all Kimber personnel and to joint-ventures managed by the Company.

Subsidiary companies are expected to adopt the Code and to disseminate its provisions to their employees.  It will be the responsibility of the Chief Executive Officer of any subsidiary company to ensure that the provisions of this Code are complied with by that subsidiary and its directors, officers and employees.  Compliance is expected under all circumstances.  All Kimber personnel who have executive or managerial responsibilities are expected to ensure that the provisions of this Code are communicated to all employees reporting to him or her and must report any contravention of this Code promptly to the Business Ethics Officer of Kimber.  The Code affirms in specific terms the Company’s commitment to uphold high moral and ethical standards and sets out basic behavioral standards required of those conducting its business.

Overzealousness, good intentions, the seeking of legal advice on anything other than a timely basis will not excuse violations of this Code.  While the Company’s activities are subject to a variety of laws, legal standards and customs in the jurisdictions in which it operates, the Board of Directors of Kimber believes that honesty, integrity and fairness are the essential standards to be observed.

Actions, or failure to act, in contravention of the Code will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.  The Company will not indemnify Kimber personnel for their costs which arise out of such conduct.

4

Health and Safety

All Kimber personnel will give the highest priority to the health and safety of their fellow employees, those who work with them, and the general public. The Company’s approach to health and safety is governed by the Company’s Occupational Health & Safety Policy and the committee of the Board of Directors of Kimber charged with that responsibility.

5

Respect for Kimber Personnel

The Company and its management and supervisory personnel will treat all Kimber personnel with respect, regardless of their race, national origin, religion, gender, sexual orientation, or any disability.  No abusive or harassing conduct, including unwelcome sexual advances, will be tolerated.

6

Respect for Local Peoples

The Company, its management, and employees will treat the communities within which it operates, their people and their culture, with respect, and the well-being of those peoples will be a principal concern of the Company. The Company will work with the people of the communities in which it operates towards a mutually beneficial relationship.

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7

Compliance with the Law

Kimber personnel will comply with all legal requirements applicable to the Company’s business, including The Corruption of Foreign Public Officials Act of Canada and the Foreign Corrupt Practices Act of the United States.  Agreements or arrangements need not necessarily be in writing for contravention to be inferred from the conduct of the parties.  If this Code does not cover a particular situation or if the application or interpretation of a local law is uncertain, or in circumstances where the proper course of ethical conduct is unclear, Kimber personnel should seek the assistance of their superior or, if a director, from the Board of Directors of Kimber who or which, if necessary, should seek competent legal advice from either a lawyer retained by such superior or Board of Directors or from Kimber’s counsel.  If there is not sufficient time to obtain such advice, Kimber personnel should conduct themselves in a manner they would not hesitate to have fully and publicly disclosed.  Supervisors, on learning of any contravention of this Code, shall take appropriate corrective action.  Ignorance of the law is not a defense.

8

Facilitation Payments

Except in the exceptional circumstances listed below, no unlawful or otherwise improper payment or gift is to be made or offered with a view to assisting Kimber to obtain or retain business, to affect the enactment or enforcement of any laws, or otherwise to obtain favours.

In some countries, public officials may expect “facilitating payments” for performing routine functions.  Such payments are illegal and Kimber personnel may not make them. The only exceptions are “facilitating payments” made to expedite or secure performance by a foreign public official of any act of a routine nature that is part of that person’s duties or functions, provided that such payment may not be made to influence a decision to award new business or to continue doing business with a particular party. Examples of “facilitating payments” that may be made in exceptional circumstances are payments for:

a)

passage at a police road block where payment is required to continue a journey;

b)

issuance of a permit, licence or other  document to qualify a person to do work;

c)

processing of official documents;

d)

provision of services normally offered to the public; and

e)

provision of services normally provided to the public such as police protection, loading/unloading of cargo, protection of commodities from deterioration or scheduling of inspections related to contract performance or transit of goods.

If Kimber personnel are required to make any facilitating payment to a public official, the payment and the circumstances must be documented in a written report, which must be delivered to the President of Kimber or its legal counsel.

9

Entertainment and Gifts

Kimber personnel shall not offer, or furnish on behalf of the Company, extravagant gifts or excessive entertainment or benefits to others.

Modest gifts, reasonable entertainment and other courtesies may be extended by appropriate Kimber personnel to persons or entities doing business or otherwise having dealings with the Company.

No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient.  Public scrutiny of the gift, entertainment or courtesy should not be embarrassing or reflect unfavourably upon the Company or the recipient.

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10

Selection of Suppliers and Contractors

Kimber personnel are required to select and deal with suppliers, customers and others doing or seeking to do business with the Company in a completely impartial manner, without favour or preference based upon any considerations other than the best interests of the Company.

Kimber personnel must not use their position to obtain personal gain or benefit from other Kimber personnel or from those doing or seeking to do business with the Company.

Kimber personnel must not seek or accept, directly or indirectly, any gifts, payments, services, loans or other benefits from a supplier or other individual or entity that does or seeks to do business with, or is a competitor of, the Company.  This prohibition does not extend to the borrowing on commercial terms from entities in the business of lending and does not prevent Kimber personnel from accepting modest gifts, favours, or entertainment provided the conditions set forth in Section 9 (Entertainment and Gifts) are met.  No gift, favour or entertainment shall be of such nature as might affect, or reasonably be thought by others to affect, a person’s judgment or conduct in matters involving the Company.

11

Financial Records

The Company’s books, records and accounts must reflect, in an accurate and timely manner, all of the Company’s transactions fairly and in reasonable detail in accordance with a high standard of integrity and generally accepted accounting principles.

Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets which are either not recorded or inadequately recorded on the books of the Company.  No payment is to be approved without reasonable supporting documentation.

Individuals and entities with whom the Company deals may request that commissions, service fees and other payments be remitted to third persons or bank accounts in third countries.  Such payments may be made only if (i) the amount payable does not arise from artificial additions to normal pricing;  (ii)  payment is authorized in writing by the individual or entity earning the commission, fee or other payment;  (iii)  payment is made to the same individual or entity to which it is owed or to an affiliate under common ownership; (iv)  payment will not knowingly violate applicable law; and (v) the payment is fully recorded.

Frank disclosure is to be made to all reasonable enquiries by Kimber’s auditors and legal advisors.

12

Conflicts of Interest

Although Kimber personnel are entitled to privacy in their personal affairs, they  have a duty to manage their outside interests, activities and influences so that they do not impair the exercise of their independent judgment, fiduciary responsibility, initiative or efficiency in acting for the Company, or expose themselves and/or the Company to legal liability or public criticism.

All Kimber personnel shall disclose promptly and in writing any personal situation or transaction which is or may be in conflict with the intent of this Code. Disclosure shall be made to the President of the Kimber.  The President shall determine what action, if any, should be taken by such Kimber personnel and shall recommend that action in writing.

If a conflict exists, and there is no failure of good faith on the part of Kimber personnel, it will be the Company’s policy to allow a reasonable amount of time for them to correct the situation in order to prevent undue hardship or loss to them.  Decisions in this regard shall, however, be within the sole discretion of the Company’s management, whose first concern must be the interests of the Company.

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Potential conflicts of interest are so varied that it is impracticable to establish universal criteria in this Code as to what constitutes a prohibited conflict of interest.

Set forth below are some of the more common situations which involve a conflict of interest and which Kimber personnel should avoid unless prior written approval has been obtained from the President of Kimber or the Chief Executive Officer of any of its subsidiaries; which approval shall only be given if, in the reasonable opinion of such officer, it will not result in a detriment to the Company.

-

a partnership, profit sharing arrangement, creditor/debtor relationship with any company or individual having a business relationship with the Company;

-

any Kimber personnel or member of their immediate family serving as an agent, representative, director, officer, or employee of, or consultant to, any company (other than a subsidiary of Kimber) or individual having a business relationship with the Company;

-

the acceptance of any loan or other financial benefit from any company or individual having a business relationship with the Company (other than borrowing on commercial terms from entities in the business of lending).

-

the holding, directly or by a member of Kimber personnel’s immediate family, of a substantial financial interest in any business entity that does or seeks to do business with, or is in competition with the Company (a substantial financial interest will be presumed where ownership is in excess of 1% in a company traded on a stock exchange and the investment constitutes more than 5% of such member of Kimber personnel’s total assets or where an ownership interest in any other business contributes more than 10 % of the annual income of the Kimber personnel and his or her immediate family.)  The above does not apply to companies used by staff members to sell their personal services to the Company.

13

Outside Activities

The Company commends part-time participation by Kimber personnel in public service and management will, whenever applicable, approve and support such activity.  Kimber personnel should, however, ensure that they do not participate in organizations or groups whose objectives are opposed to those of the Company.  They should obtain approval of management before assuming any office or directorship or participating in any activity that would tend to deprive the Company of the time and attention required of the Kimber personnel to perform his or her duties to the Company properly.

14.

Improper Influence – External Auditor

Kimber personnel must never improperly influence or attempt to improperly influence any person acting as an external auditor of Kimber.

15

Trading in Securities of Kimber

Kimber personnel are encouraged to invest in Kimber’s shares.  Kimber personnel and members of their immediate families, however, must avoid trading in shares of Kimber or of any company in a “special relationship” with the Company, when in possession of confidential material information which, if generally available, would reasonably be expected to have a significant effect on the market price or value of Kimber’s shares or the shares of the company in a special relationship with the Company.  Such activity is self-evidently unethical, and in many jurisdictions, illegal.

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Kimber personnel shall not purchase or sell securities of Kimber while in possession of material information concerning the Company or a company in a “special relationship” with the Company that has not previously been disclosed to the public, nor, except in the necessary course of business, shall Kimber personnel inform any individual or entity of any such material information (see Kimber’s Insider Trading Policy).

Specific confidential information that could be material would include information concerning a significant mineral discovery, drill results, economic appraisal, unpublished sales or earnings figures, a stock split, proposed merger or acquisition, a change in dividend policy, a technical advance of unusually economic significance, or any other information, favourable or unfavourable, which has not been generally disclosed, to the investing public for at least one full trading day and which, when disclosed, would reasonably be expected to affect the market price or value of Kimber’s shares.

A company is deemed to be in a “special relationship” with the Company if the Company owns directly or indirectly 10% or more of the shares of that company, is proposing to make a take-over bid for that company, become a party to a reorganization, amalgamation, merger, arrangement or similar business combination with that company, or acquire a substantial portion of that company’s property.

Securities laws in the various jurisdictions are complex and diverse and quasi-criminal and civil sanctions are imposed upon those who breach such laws.  Kimber personnel should consult Kimber’s legal counsel or legal staff of the local business unit if there is any question as to the application or interpretation of the law relating to insider trading.

These provisions shall also apply to trading in shares of any publicly traded subsidiary or affiliated company of Kimber.

16

Confidential Information

Unless previously published, the Company’s technical, commercial, and financial information is proprietary and confidential and Kimber personnel are prohibited from revealing such information, except where disclosure is deemed to be in the best interest of the Company, without proper authorization.  Much of this information, including technical data such as drill results, commercial information such as negotiations which are in progress, and other information which could affect Kimber’s share price, must not be revealed under any circumstances until it has become public knowledge.

Kimber personnel must not disclose to the Company any proprietary information or trade secrets of any former employer or other person or entity with whom obligations of confidentiality exist.  Similarly, they have a continuing obligation to protect confidential information after their employment or other business relationship with the Company has terminated.

17

Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities

Kimber personnel’s access to Company facilities, equipment and supplies is made solely so that they may be used within the limits of his or her authority for the advancement of the Company’s business and not otherwise. The Company has valuable resources in the form of tangible assets such as materials, supplies and equipment and intangible assets such as services, computer systems and confidential information which are for use in the Company’s business.  Except for the occasional and reasonable use of the Company’s office equipment, Kimber personnel must not make personal use of corporate information or assets without prior approval of their superior.

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If a corporate opportunity related to the Company’s business becomes available to any member of Kimber personnel, either directly or indirectly, such Kimber personnel may not accept such corporate opportunity for his or her own account or directly or indirectly offer such corporate opportunity to any other person in each case without first offering such corporate opportunity in writing to the Company (to the attention of the President of Kimber).  The Company shall communicate its decision as to whether or not it intends to accept the corporate opportunity by written notice to such Kimber personnel.  Only if the Company declines such corporate opportunity in writing are such Kimber personnel permitted to offer such corporate opportunity to a third party and only on the same terms and conditions on which it was presented to the Company.

18

Hiring of Relatives

Where an individual being engaged is qualified to perform the tasks required to be performed, the Company does not object to relatives of Kimber personnel being hired or retained by the Company, provided that:

i)

one relative is not the immediate supervisor of the other;

ii)

the terms of engagement are no more generous than terms which could be obtained from an independent third party; and

iii)

the approving of invoices or the setting of salaries is not by a relative of the person hired.

19

Reporting Illegal or Unethical Behaviour (Whistle Blowing)

.

Kimber Resources (the “Company”) is committed to building and maintaining a good reputation in the market through the ethical behavior of our personnel and contractors and the proper and effective functioning of our accounting and control system.

In support of this commitment, the Company provides a confidential and anonymous reporting process for Kimber personnel, professionals (including independent contractors) and other third parties to report concerns and complaints regarding, accounting, internal controls and auditing matters as well as serious violations of any Company policy, fraud or serious misconduct.  Employees are encouraged to report any employment or human resources related matters to their direct supervisors unless the complaint is related to a violation of any laws or regulations, in which case the complaint should be reported to the Business Ethics Officer.

Procedures for reporting concerns and complaints

The Company has established both a confidential email address and telephone hotline (for both Vancouver and Mexico offices) to receive reports of complaints.  The identity of the complainant will be confidential, unless the complainant expressly directs otherwise.  All complaints are forwarded immediately to the Business Ethics Officer appointed by the Board of Directors for investigation.

Complaints or concerns can be made in writing as orally as described below:

1.

Email – complaints@kimberresources.com

2.

Hotline- 1-866-824-1100

   604-669-2251 ext. 120 for English

   ext. 121 for Spanish

3.

Mail – 215-800 W. Pender Street

Vancouver, BC V6C 2V6

Canada

Attention:  Business Ethics Officer

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These methods of reporting are provided and managed by an independent party to ensure confidentiality and / or anonimity.

Responsibilities of Audit Committee With Respect to Whistleblower Complaints

1.

The Audit Committee shall receive, retain, investigate and act on complaints and concerns regarding questionable accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Company’s accounting policies.

2.

At the discretion of the Audit Committee, responsibilities of handling of these procedures can be delegated to the Business Ethics Officer.

3.

Each Complaint or Concern received either directly or indirectly through management or otherwise, whether openly, confidentially or anonymously, shall be reviewed by the Audit Committee.

4.

The Audit Committee shall determine who should conduct the investigation and shall be free to engage outside auditors, counsel or other experts to assist in the investigation and in the analysis of results in their discretion.

Responsibilities of Management

1.

Any Complaints or Concerns that are made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Business Ethics Officer.

2.

Management is responsible to ensure all employees are aware of the Whistleblower Policy and Procedures by including the Code of Conduct in the new employee package and requiring Employee Annual Certification as acknowledgement of the Policy and Procedures.

Responsibilities of Business Ethics Officer

1.

The Business Ethics Officer (“The Officer”) has been delegated the responsibility for receiving complaints or concerns under this policy whether openly, confidentially or anonymously.  The complaints will be investigated under the direction of the Audit Committee.

2.

If the complaint or concern is a serious matter with material impact on, or involving the Company’s Senior Management, the Officer will report the issue to the Audit Committee of Kimber within 24 hours from the time it is received. Alternatively, the complainant can mail the complaint directly to the attention of the Audit Committee to the address above.

3.

The Officer shall determine what internal resources or professional assistance, if any, is required in order to conduct a full investigation with the Audit Committee’s approval.

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4.

The Officer shall promptly investigate the complaint and shall report the result of the investigation in writing, to the Audit Committee at the end of each quarter.

Protection of Whistleblowers

1.

Kimber’s management will not tolerate any retaliation by any person or group, directly or indirectly, against anyone who, in good faith, makes a complaint, raises a concern or provides assistance to the investigation.

2.

The investigation shall not reveal the identity of any person who makes a good faith complaint or concern and who asks that his or her identity remain confidential.

3.

Nothing herein shall be construed to protect a person from the consequences of their own wrongdoing, however a persons’ self disclosure of wrongdoing that is not independently discovered through investigation shall be taken into account when considering the consequences to such person.

Records

The Company’s Senior Management team shall retain all records relating to any complaint or concern and to the investigation of any such complaint or concern for a period of seven years as required under the Sarbanes-Oxley Act.

20.

Compliance with Corporate Policies

Kimber personnel have an obligation to comply with all of Kimber’s corporate policies in effect from time to time.

Actions, or failure to act, contrary to the provisions of any corporate policy in effect at the relevant time will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.

Kimber personnel may at any time obtain a copy of any corporate policy in effect at such time free of charge upon request to the President of Kimber Resources Inc.

21.

Management Can Not Override Controls

No employee who exercises supervision or influence over another employee shall direct, request or encourage that other employee to do anything or omit to do anything; the doing of which or the omission of which is contrary to the Code, any other policy, procedure or rule of Kimber or any applicable law.  You are required to immediately report to the Business Ethics Officer any situation in which any person attempts to direct, request or encourage you to violate the Code, or any other policy, procedure or rule of Kimber or any applicable law.

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22.

Waivers

No waivers of this Code shall be granted except by the Audit Committee.  Any waiver of the Code granted to any officer or director of Kimber shall be publicly disclosed in accordance with applicable securities laws and stock exchange rules.

23.

Annual Certification

All personnel of Kimber are required, on an annual basis, to read and sign a Certificate that they have read and will comply with the Code of Conduct.  All new personnel joining the company should receive and sign a similar Certificate as part of their induction process.  A copy of the signed Annual Certification (Appendix A) of the Code of Conduct should be kept on the employee’s personnel file.

Appendix A

CODE OF CONDUCT

Annual Certification

I ______________________________ hereby certified that I have read, acknowledged and agreed to comply with the Code of Conduct of Kimber Resources.

Name:____________________________

      Title: _____________________________

Signature: _________________________

      Date: _____________________________

Please complete the certification and return this page only to the Office Manager in the Vancouver Office.

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EXHIBIT 4

COMPENSATION COMMITTEE CHARTER

I.

MANDATE

The directors and officers of the Company assume on behalf of the shareholders significant responsibility and liability. It is important that the directors and officers be reasonably compensated for their efforts in the context of the market for their services and the financial strength of the Company. The Compensation Committee of the Board is established for the purposes of:

•

considering alternative types of compensation for the Directors and Officers of the Company and making recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies;

•

considering appropriate levels of compensation for the Directors and Officers of the Company and making recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of the Company;

•

reviewing personnel policies and benefit plans available to the employees of the Company and making recommendations to the Board; and

•

carrying out periodic performance assessments of the President.

II

COMPOSITION

A.

The Compensation Committee shall consist of a minimum of three directors, the majority of whom shall be independent directors.

B.

All directors may attend meetings of the Compensation Committee at the Committee Chair’s invitation, but may not vote and may not be counted for the purposes of the quorum.

C.

A quorum for the transaction of business at all meetings of the Compensation Committee shall be a majority of members.

D.

The Compensation Committee shall meet at least once each year on such date as the Chair of the Compensation Committee shall determine.  Notice of meetings shall be given by letter, telex, telecopier, email or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting.  Members may waive notice of any meetings before or after the holding thereof.

E.

The Chair of the Compensation Committee shall be appointed by the Compensation Committee from among their number.

III.

DUTIES OF THE CHAIR OF THE COMPENSATION COMMITTEE

A.

Lead the Compensation Committee in the performance of its duties and carrying out its responsibilities within the Terms of Reference established by the Board.

B.

Report to the Board of Directors on the outcome of the deliberations of the Compensation Committee.

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C.

Meet regularly and as required with Management of the Company to review material issues and to ensure that the Compensation Committee and the Board are provided in a timely manner with all information necessary to permit the Board to fulfill its statutory and other obligations.

IV.

TERMS OF REFERENCE

The Compensation Committee shall on behalf of the Board of Directors, review and make recommendations to the Board of Directors concerning the following:

A.

Alternative types of compensation for the Directors and Officers of the Company and make recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies.

B.

Appropriate levels of compensation for the Directors and Officers of the Company and make recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of the Company.

C.

Personnel policies and benefit plans available to the employees of the Company.

D.

Periodic performance assessments of the President.

E.

The annual, or more often if appropriate, review the following:

(i)

the succession plans and process for key employees;

(i)

performance appraisal and management and employee development programs;

(ii)

contingency plans in the event of the unexpected disability of key employees;

(iii)

proposed personnel changes involving key employees reporting to the Chief Executive Officer;

F.

The annual, or more often if appropriate, review of the following:

(i)

the succession plans and process for key employees;

(iv)

performance appraisal and management and employee development programs;

(v)

contingency plans in the event of the unexpected disability of key employees;

(vi)

proposed personnel changes involving key employees reporting to the Chief Executive Officer;

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SCHEDULE “C”

AUDIT COMMITTEE CHARTER

I.

MANDATE

The Audit Committee is elected by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.  It has the primary responsibility for the review of financial reports, and other financial information provided by the Company to any regulatory authority or to the public; the review of the Company’s system of internal controls for finance, accounting, legal compliance and ethics that management and the Board have established and generally the pursuit of quality and integrity in the financial reports of the Company. The Audit Committee’s primary purpose is to:

a)

Oversee the process of selecting and recommending for shareholder approval the appointment of an auditor;

b)

Oversee the conduct of the audit;

c)

Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

d)

Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

e)

Require the independence of the Company’s auditor in accordance with applicable standards and monitor his performance;

f)

Oversee and monitor the Company’s compliance with legal and regulatory requirements; and

g)

Provide an avenue of communication among the Company’s auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the Company’s auditors and anyone in the Company that it deems necessary. The Audit Committee has the authority to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

II

COMPOSITION AND QUORUM

A.

The Audit Committee shall consist of a minimum of three directors, all of whom shall be independent, and shall be elected at the first meeting of the Board after any Annual General Meeting.  Any member of the Audit Committee may be removed or replaced at any time by the Board and the Board may fill a vacancy in the Committee at any time.

B.

The Chair of the Audit Committee shall be elected by the Audit Committee from among their number.

C.

All of the members of the Audit Committee shall be financially literate and at least one of the members shall be financially sophisticated as defined in the rules of the American Stock Exchange.

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D.

A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

III.

DUTIES OF THE CHAIR OF THE AUDIT COMMITTEE

A.

Lead the Audit Committee in the performance of its duties and carrying out its responsibilities within the Terms of Reference established by the Board.

B.

Report to the Board of Directors on the outcome of the deliberations of the Audit Committee and periodically report to the Board of Directors on the activities of the Audit Committee.

C.

Meet regularly and as required with the Chief Financial Officer of the Company and other members of management to review material issues and to provide the Audit Committee and the Board, in a timely manner, all information necessary to permit the Board to fulfill its statutory and other obligations.

D.

Attend the Annual General Meeting and be prepared to and respond to any shareholder questions on the Committee’s activities.

IV.

TERMS OF REFERENCE

A.

The Audit Committee must recommend to the Board of Directors:

(a)

the auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b)

the compensation of the auditor.

B.

The Audit Committee must determine the scope and terms of reference of the audit engagement and the process by which and the terms under which the auditor formally reports to the Company.

C.

The Audit Committee is directly responsible for overseeing the work of the Company’s auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company’s auditor regarding financial reporting.

D.

The Audit Committee must pre-approve all non-audit services to be provided to the Company or any subsidiary of the Company by the Company’s auditor.

E.

The Audit Committee must determine that the audit fees charged by the auditor with respect to the audit are, in the opinion of the Audit Committee, appropriate in relation to the work required to support an audit opinion, without regard to fees that are paid, payable or might be paid to the auditor for other services.

F.

The Audit Committee must review the Company's financial statements, MD&A and  annual and interim earnings press releases before the Company publicly discloses this information.

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G.

The Audit Committee shall prepare annually a report to the shareholders describing the steps it has taken to determine that the auditor is independent of the Company, including:

(a)

the policies and procedures followed so that any contracts for non-audit services with the auditor do not compromise the auditor’s independence; and

(b)

the nature of any non-audit service contracts with the auditor and the amount of the related fees.

H.

The Audit Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph E above, and must periodically assess the adequacy of those procedures.

I.

The Audit Committee will review all post-audit or management letters containing the recommendations of the Company’s auditor and management’s response/follow-ups in respect of any identified weakness.

J.

The Audit Committee will have the right, for the purpose of performing its duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and auditors of the Company and its affiliates.

K.

The Audit Committee shall require the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and require that the External Auditor provide a plan for the orderly transition of audit engagement team members.

L.

The Audit Committee must establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)

confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters; and

 (c)

dealing with the reporting, handling and taking of remedial action in respect to alleged illegal or unethical behaviour as provided in the Company’s Code of Conduct.

M.

The Audit Committee shall require the Company to appoint an independent Business Ethics Officer who shall have the responsibility for receiving complaints or concerns and the Audit Committee shall require the Business Ethics Officer to provide the Committee with quarterly reports on information received, action taken and the results of the action taken.

N.

The Audit Committee must establish and monitor compliance with the Company’s policies regarding:

(a)

the auditor’s provision of services beyond the scope of the Company’s audit; and

(b)

the Company’s hiring of partners, employees and former partners and employees of the present and former external auditor of the Company to fill senior officer positions of the Company.

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O.

The Audit Committee shall oversee and monitor the Company’s systems of internal control procedures and policies and shall review with management, evaluate and approve the Company’s internal control policies on a regular basis.

P.

The Audit Committee will have such other duties, power and authorities, consistent with applicable corporate and securities laws, as the Board may, by resolution, delegate to the Audit Committee from time to time.

V.

REGULATIONS

The following regulations shall apply to the proceedings of the Audit Committee:

A.

The Audit Committee shall meet on such dates as the Chair of the Audit Committee determines, but not less than once per quarter.  Notice of any meeting shall be given by letter, telecopier, email or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting.  Members may waive in writing notice of any meeting before or after the holding thereof.

B

The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing.  All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chair of the meeting shall not have a second or casting vote.

C.

A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it has been passed at a duly called and constituted meeting.  Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

D.

The auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at any meeting of the Audit Committee.

E.

The Audit Committee shall meet with the auditor regularly at a frequency that is reasonable in the circumstances and when otherwise reasonably necessary, without management present, to determine whether there are any disagreements between the auditor and management relating to the Company’s financial disclosure and, if so, whether those issues have been resolved to the auditor’s satisfaction.

F.

The auditor and senior management of the Company shall have the opportunity to meet separately with the Audit Committee.

G.

The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

H.

The Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such advisors.

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I.

Subject to the foregoing, the calling, holding and procedure at meetings of the Audit Committee shall be determined from time to time by the Audit Committee.

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